INVEST IN **SIMGRAPHICS ENGINEERING**

SimGraphics delivers live performed and AI-driven interactive animated characters



simg.com Alhambra CA

Software Technology Entertainment Events Virtual Reality

LEAD INVESTOR



William Maxwell Scott
Director/Lead Investor

SimGraphics has long experience delivering location-based interactive characters. Developments in AI broaden what SimGraphics can do to include multiple simultaneous interactions over the internet. It's the potential breadth of their tech that interests me. * chatbots with real time graphic interactions. * educational uses, particularly for young children. * Presentations over the internet, where each participant is independently immersed and engaged.

Invested $12,500 this round & $12,500 previously

Highlights

1. Pioneered real-time 3D interactive characters
2. Created proprietary directable-AI technology for autonomous operation
3. Targeting location-based as well as virtual entertainment and brand engagement markets

2. Created proprietary directable-AI technology for autonomous operation
3. Targeting location-based as well as virtual entertainment and brand engagement markets

4. Cloud delivery platform to individual mobile devices

Our Team



Richard W. Parker CEO

30+ years experience in software engineering and executive management,



including leading the development of an international ground receiving network for the real-time distribution of satellite imagery.

We have decades of experience creating live-performed virtual characters and see the addition of AI as an incredible way to scale.



Michael Fusco CTO

Creator of the “Mario in Real Time” system for Nintendo, as well as autonomous interactive robots and VR/haptics systems.



Eric Gilbert Rodli Non-Executive Chairman

Have successfully led businesses that commercialized emerging entertainment technologies, including a successful IPO with Iwerks Entertainment.



William Maxwell Scott Lead Investor and Strategic Advisor

Former Partner, Sheppard, Mullin, Richter & Hampton, LLP specializing in finance. Former EVP for Corporate Strategy at MGM Resorts International and Public Company Board Member at MGM China Holdings Limited.



Tisa A. Poe Strategic Advisor

Executive Producer and Project Manager of location-based entertainment, brand experiences, and museums, including projects for Universal Studios Hollywood, Disneyland, EPCOT, the USA Pavilion, and the Abraham Lincoln Presidential Museum.



Ralph I. Miller Strategic Advisor

Creative application of technologies for brand enhancement within large-scale experiential applications; Creative Executive Producer of media and interactives for such clients as WDI, Nintendo of America, at Olympics, World's Fairs, Theme Parks.

Pitch


Confidential and Proprietary information.
Authorized distribution only.
SimGraphics

Interactive Directable-AI Characters

Draft October 4, 2021

Our technology enables autonomous animated character engagement.

This allows your brand ambassadors to 'talk' to your customers, either at a physical kiosk or over the internet.

Hundreds of simultaneous interactions are possible.

Talk to Mario!

- Nintendo relies on our software for all interactive appearances of its characters
- Previous shows required a voice actor to remotely perform the character
- Dozens of consumers line up to talk with Mario, but only one interaction at a time was possible
- **Our new VActor™ platform creates a virtual AI clone of the performer so thousands of consumers can talk with Mario – or any character — at once**



Replacing Humans is Hard

Technology has lowered labor cost but also expectations:

- Outsourced customer service and robotic voice response units result in frustration and lead to low or negative net promotor scores
- Developments in AI have enabled household assistants like Siri and Alexa, web-based chatbots, and self-service kiosks – these are functional but not engaging solutions

By combining AI with our directable virtual performance technology, VActor™ replicates humans with *engaging* and *entertaining* interactive experiences





Engage Anywhere

VActors™ engage with consumers wherever they are:

- Events
- Kiosks
- Websites
- Mobile apps
- Video conferences
- Streaming services







AI-VActor™ System Architecture


Speech-to-text Service
Live Guest Audio
Conversation Engine
Animation Transport
Animation Instructions
Animation Engine


Character Audio
Guest
Vision State Data
Live Guest Video
AV Transport
Vision Engine
Animation Data
Real-time Character Video
Rendered Video
Render Engine
Desktop / Mobile Device or Kiosk

Business Model

- SimGraphics owns the VActor™ software and services platform.
- VActor™ Character Interactions
  - Market cloud-based character interactions to businesses/agencies
  - License kiosks for location-based entertainment
  - High margin service – VActor™ characters replace human performers at a cost less than $0.40 per interaction
- Partnerships
  - Partner with entertainment, creative agencies, and edtech companies to provide VActors™ to their customers
- Marketing Data Monetization
  - Provides unique source of customer interaction data for mining and market research

Unit Economics

- AI Experience Costs
  - Initial cost to create AI-based character: ~$120k, dropping to ~$40k as platform and content creation tools are productized
  - Estimated per-interaction cost: $0.39
- Pricing
  - Based on performer economics and advertising costs-per-call, estimated pricing is $1.25 - $1.50 / interaction; validating pricing assumptions is biggest unknown
  - Estimated gross revenue for average two-minute interaction, delivered 25,000 times over a month: ~$38,000
- Estimated gross margin for interactions: ~70%

Target Markets

- Initial focus is on expanding into the entertainment market:
  - Unique and engaging interactions with virtual influencers, interactive shows, keynotes, guides, and other character experiences
- Year two we will expand into:
  - Advertising - bringing branded characters to life for advertising, marketing, and customer service
  - Education - interactive AI-driven tutors and edutainment to enhance distance learning

Revenue Forecast


$6,000k
$4,500k
$3,000k
$1,500k
$0k
2022
2023
2024
VActor™ Platform

Go To Market

VActor™ Cloud Services and Content Tools

2022


Validate entertainment market
Entertainment market growth
VActor™ platform enhancement
Expand into brand advertising market
2023
Widespread sales
2024

Go To Market Detail

- Expand core engineering team to accelerate cloud services integration and content creation tools
- Hire sales exec (and related sales support) to maintain our focus; second sales exec end of year one
- Execute existing plan with enterprise streaming partner for at-scale cloud service delivery
- Leverage existing contacts/partners in entertainment market
- Expand into brand advertising and education markets in year two
- Deliver three interactive experiences in year one, and 4-6 in year two, providing necessary market validation and operating capital

Customer and Partner Traction

- We delivered a new permanent AI-VActor™ kiosk to Nintendo for their Rockefeller Center store in Q1 2021, allowing guests to talk with Mario six days a week
  - Nintendo is considering adding characters and expanding with additional installations at other retail and theme park locations
- Negotiating strategic partnership with entertainment production company for joint pitches to key clients
- Integration and distribution plan in place with streaming service infrastructure and support partner

Clients

Nintendo
Walt Disney Imagineering
DREAMSCAPE IMMERSIVE
EPIC MegaGrants RECIPIENT
BBC NEWS
BIG STAGE ENTERTAINMENT
GLOBO
FOX STUDIOS AUSTRALIA
Treasure Island RESORT & CASINO
Rio ALL-SUITE HOTEL & CASINO LAS VEGAS
SimEx Iwerks ENTERTAINMENT

Investment

- Seeking $300k-500k seed investment:
  - Productize our VActor™ platform and content creation tools
  - Focus resources on the entertainment market
  - Execute one-year plan to cash positivity
- Future financing:
  - Series-A and/or customer-funded to kickstart growth phase and expansion to adjacent markets